Exhibit 1.02

Symmetry Medical Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) is filed by Symmetry Medical Inc. (the “Company”) for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined under the Rule as: cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (collectively “3TG”). The Rule also defines “Covered Countries” to be the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. For the purposes of this Report “DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. Conflict minerals that are obtained from recycled or scrap sources are considered DRC conflict free. DRC conflict undeterminable” means that we have been unable to determine, after exercising due diligence, whether a product qualifies as DRC conflict free.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

1.	Company Overview

This Report has been prepared by management of the Company and includes information related to the activities of all of the Company’s subsidiaries. The Company is a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays. It maintains plants and offices around the globe, including those located in the United States, United Kingdom, France, Ireland, Germany, Switzerland, and Malaysia. The Company employs approximately 2,500 Teammates to provide design, development and worldwide production capabilities for these products to customers in the orthopedic industry, other medical device markets, and specialized non-healthcare markets. The Company’s trusted reputation and brands, broad Intellectual Property portfolio and commitment to innovation enable it to collaborate with hundreds of global medical device manufacturers as well as thousands of hospitals to provide solutions for today’s needs and tomorrow’s growth.

Products Overview

We currently function in two operating divisions. Our OEM Solutions division is a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays. We design, develop and offer worldwide production and supply chain capabilities for these products to customers in the orthopedic industry and other medical device markets (including but not limited to arthroscopy, dental, laparoscopy, osteobiologic, and endoscopy segments). We also manufacture specialized nonhealthcare products, primarily in the aerospace industry. Our primary products produced in the OEM Solutions segment include:

•	implants, including forged, cast and machined products for the global orthopedic device market;
•	instruments used in the placement and removal of orthopedic implants and in other surgical procedures;

1

•	cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic, endoscopy, dental and other surgical procedures; and
•	other specialized products for the aerospace market.

Our Symmetry Surgical division, headquartered in Nashville, Tennessee, arose from the 2011 integration of the acquired Codman surgical instruments and Olsen Medical lines with our existing hospital direct business. Symmetry Surgical offers a broad range of reusable stainless steel and titanium surgical hand-held instruments and retractor systems, sterile disposable surgical products (vein strippers, SECTO dissectors, tonsil sponges and surgical marker pens), and sterilization containers. These products are typically used in the surgical specialties of spine, general/obstetrics/gynecology, microsurgery/neurosurgery, orthopedics, laparoscopy, cardiovascular, thoracic and general surgery in the hospital setting as well as in surgery centers and in select physician offices.

Our Policy and Team

We strive to conduct our activities in a manner that reflects our Code of Business Conduct and Ethics (the “Code”). Our Code is available on our web site at www.symmetrymedical.com under the “Investor Relations” tab and “Corporate Governance” subsection. The Code confirms the Company’s goal is to be a good corporate citizen, behave ethically, and comply with all applicable laws and regulations. Among the laws and regulations to which the Company specifically commits are those related to Conflict Minerals. The Code specifically provides that we support Section 1502 of the Dodd Frank Act (“Section 1502”) and that we expect our suppliers to support our efforts to comply with Section 1502 and to proactively identify and eliminate the use of any Conflict Minerals in our supply chain. In addition, we expect our suppliers to conduct business operations in an ethical manner and to comply with our Code and all applicable laws and regulations. The Company has established a cross-functional team to implement our Conflict Mineral compliance strategy and policy. This team has executive level involvement and support and contains resources from purchasing, operations, quality/regulatory, legal and finance, among others.

2.	Due Diligence Process

We have engaged in significant due diligence efforts in an attempt to identify the source of minerals or components used in our products and to confirm that they are not sourced from Covered Countries. We are layers removed from the smelters and refiners in our supply chain in many instances, however, and in most instances must rely on our direct suppliers to provide us with information concerning the origin of the 3TG contained in the products and raw materials they supply to us. In many cases, our direct suppliers are unable to confirm 3TG content or country of origin information. Our direct suppliers often survey their suppliers, who are, in turn, expected to continue the cascade of reporting requirements until all 3TG content and smelter or refiner information is identified. Any break in the process may result in incomplete information.

The Company has conducted a good faith reasonable country of origin inquiry regarding the source of 3TG used in our products. Our due diligence measures have been designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidelines. This good faith reasonable country of origin inquiry was designed to determine whether any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. As part of our process, we conducted a survey of all of our suppliers in which we sought their disclosure and communication of information regarding the source of minerals in the company’s supply chain. It included questions regarding a supplier’s evaluation of the source of its products and whether they are produced or provided in a way that ensures they are not from a Covered Country.

Our supply chain is fairly complex, and there are many parties in the supply chain between the supplier of raw materials and the original sources of 3TG. We do not purchase 3TG directly from mines, and therefore must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us or products manufactured for us. We sent survey letters to 719 of our suppliers, which represent all of our material and related supplier expenditures in 2012-13. Those suppliers were instructed to respond to the survey letter via a designated e-mail account. As of May 25, 2014, we have received responses from 482 suppliers, representing 67% of those surveyed. Our due diligence process included reviewing the responses against criteria developed to determine which responses require further investigation with our suppliers. These criteria include incomplete responses, inconsistencies within the data reported and any indications of sourcing 3TG from Covered Countries or potential gaps in their conflict minerals program. We have contacted these suppliers to gain additional information and to receive revised responses as necessary.

2

As part of our due diligence efforts and risk management plan, we have also added a provision to our supplier contracts, purchase orders and standard terms and conditions of purchase that requires the suppliers to provide information about the sourcing of conflict minerals and to ensure that suppliers are conducting due diligence on the source and chain of the conflict minerals. We also have included this subject on our supplier evaluation questionnaires (internal form #QAF032-3), and we have begun to use the supplier’s policies and efforts to comply with 1502 as a basis for evaluating suppliers. We expect it will take some time to ensure that all our supplier contracts contain these clauses since those agreements typically remain in force for several years and we cannot unilaterally modify them to impose new contract terms until they expire or otherwise provide a basis for renewal and renegotiation. Therefore, we are adding these new provisions as our contracts are renewed or when entering into new contracts, or in instances where we simply purchase via purchase order, on all new orders.

3.	Conclusion

This is our first Conflict Minerals Report. We plan to report annually, and our reports will be available on our website www.symmetrymedical.com.

After exercising the due diligence described above, the Company was able to determine that a vast majority of its products are DRC Conflict Free, although there remain some uncertainties or products which were not possible to confirm. Accordingly, the Company has reasonably determined that the sources of the raw materials used in its products are “DRC conflict undeterminable,” as defined in 1502.

The Company expects to take the following steps, among others, to continue its due diligence measures and to further mitigate the risk that the conflict minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries.

a.	Include a conflict minerals clause in new or renewed supplier contracts as well as in purchase orders and terms and conditions with suppliers.

b.	Expand the number of suppliers from whom we obtain compliance information.

c.	Engage with suppliers to attempt to increase their response rate and improve the content of the supplier survey responses.

d.	Work to further mature the Company’s conflict minerals program and build transparency over its supply chain in accordance with the OECD Guidance.

3